United States securities and exchange commission logo





                           November 16, 2022

       George Palikaras
       Chief Executive Officer
       Meta Materials Inc.
       1 Research Drive
       Dartmouth, Nova Scotia B2Y 4M9

                                                        Re: Meta Materials Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 10,
2022
                                                            File No. 333-268282

       Dear George Palikaras:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at (202) 551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Thomas E. Hornish